Room 4561

May 23, 2006

Mr. Keith Schneck
Executive Vice President and Chief Financial Officer
Neoware, Inc.
3200 Horizon Drive
King of Prussia, PA 19406

> **Re:** **Neoware, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2005**
> **Filed September 13, 2006**
> **Form 8-K Filed April 27, 2006**
> **File No. 000-21240**

Dear Mr. Schneck:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

1.   In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For

example, you refer to several factors that contributed to the increase in cost of revenues in fiscal 2005, but give no indication as to the relative impact of each factor. We further note that in your Form 10-Q for the period ended March 31, 2006 you disclose various factors contributing to the increase in revenue but do not provide quantification of the impact of each factor. Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

2.   You disclose that the changes in revenue are attributed to an increase in unit sales offset by a decline in average selling prices. Tell us how you have considered quantifying the amount of the change in reported sales that is attributable to changes in volume versus changes in price. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Form 8-K Filed April 27, 2006

3.   We note that you disclose several non-GAAP measures including, but not limited to, "non-GAAP gross profit", "non-GAAP operating expenses", "non-GAAP net income" and "non-GAAP earnings per share." It appears that your presentation lacks any substantive disclosure that addresses the various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. For example, the disclosure does not explain the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Please explain to us how your current disclosure meets these requirements.

4.   We note that it appears that you are using various non-GAAP measures as measures of operating performance. However, your disclosure that the measures are also used to assess the "cash requirements for ongoing operating activities" suggests that you are using the measures as a measure of your liquidity. Please explain whether your intention is to present the non-GAAP measures as measures of operating performance or liquidity.

5.   Please explain to us why you believe the exclusion of certain expenses helps focus on "core business". In this regard, we note that you should specifically define any reference to "core business" as companies and investors may differ as to what this term represents and how it should be determined.

6.   We note that you use a "pro-forma" tax rate, which differs from your GAAP tax
        rate. Please explain to us why you believe this non-GAAP tax rate is more
        appropriate and explain to us how this rate differs from your GAAP tax rate. We
        also note that the tax rate you have presented should be referred to as "non-
        GAAP" and not "pro forma." Pro forma has a different meaning as defined by
        generally accepted accounting principles and SEC rules that is significantly
        different than your presentation.

7.   We note your presentation of a non-GAAP statement of operations may create the
        unwarranted impression that the presentation is based on a comprehensive set of
        accounting rules or principles and that such presentation may not comply with
        Item 100(b) of Regulation G. Please explain to us your basis for this presentation
        and explain how you believe it complies with Item 100(b) of Regulation G.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief